Baijiayun Group Ltd

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

VIA EDGAR

May 21, 2024

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Ms. Charli Wilson

RE:	Baijiayun Group Ltd
Request to Withdraw Registration Statement on Form F-1 (File No. 333-270867)

Dear Ms. Charli Wilson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Baijiayun Group Ltd (the “Company”) hereby requests that the above-referenced registration statements on Form F-1 initially filed on March 27, 2023, including all exhibits filed therewith and all amendments thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

cc:

Yi Ma, Chief Executive Officer, Baijiayun Group Ltd

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation